SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of September, 2005

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  ___X___         Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ____                   No ___X___

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

         N/A

This Form 6-K consists of:

The Book Close Dates Announcement of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on September 1, 2005.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      China Petroleum & Chemical Corporation


                                                             By: /s/ Chen Ge
                                                                 -----------

                                                               Name: Chen Ge

                                  Title: Secretary to the Board of Directors


Date: September 1, 2005

                               [GRAPHIC OMITTED]
          (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)
                               (Stock Code: 0386)

                         Book Close Dates Announcement

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Sinopec Corp. wishes to confirm that the register of members of Sinopec Corp.
in respect of its H shares maintained by Hong Kong Registrars Limited will be opened for registration of transfer on Monday, 12 September 2005 and Tuesday, 13 September 2005.
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Reference is made to the Notice of Extraordinary General Meeting of China
Petroleum & Chemical Corporation ("Sinopec Corp.") dated 1 August 2005 and the closure of the register of members of Sinopec Corp. in respect of its H shares from Friday, 19 August 2005 to Monday, 19 September 2005 (both dates inclusive) for the purpose of determining shareholders of Sinopec Corp. who are eligible to attend the extraordinary general meeting of Sinopec Corp. scheduled to be held on Monday, 19 September 2005 (the "EGM"). Shareholders who were registered in the register of members of Sinopec Corp. at the close of business on Friday, 26 August 2005 will be eligible to attend the EGM.

Reference is also made to the interim results announcement dated 26 August 2005 and the proposed closure of the register of members of Sinopec Corp. in respect of its H shares from Wednesday, 14 September 2005 to Tuesday, 20 September 2005 (both dates inclusive) for the purpose of determining shareholders of Sinopec Corp. who will be entitled to the interim dividend approved by the board of directors of Sinopec Corp. on 26 August 2005 (the "Interim Dividend").

Sinopec Corp. wishes to confirm that the register of members of Sinopec Corp. in respect of its H shares will be opened for registration of transfer on Monday, 12 September 2005 and Tuesday, 13 September 2005. To be entitled to the Interim Dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration of transfer no later than 4:00pm on Tuesday, 13 September 2005. The Interim Dividend will be distributed on or before Friday, 30 September 2005 to the shareholders whose names appear on the register of members of the Sinopec Corp. on Tuesday, 20 September 2005. The opening of the H share register of members on Monday, 12 September 2005 and Tuesday, 13 September 2005 will not affect the eligibility of those shareholders who were registered on the register of members of Sinopec Corp. at the close of business on Friday, 26 August 2005 to attend the EGM.


                                            By Order of the Board
                                   China Petroleum & Chemical Corporation
                                                   Chen Ge
                                     Secretary to the Board of Directors

Beijing, PRC, 1 September 2005

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of the Company are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Company is Mr. Cao Yaofeng.